September 25, 2024

Andrew Cohen
Chief Executive Officer
Chain Bridge I
8 The Green # 17538
Dover, DE 19901

       Re: Chain Bridge I
           Preliminary Proxy Statement on Schedule 14A
           Filed September 16, 2024
           File No. 001-41047
Dear Andrew Cohen:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed September 16, 2024 Risk Factors, page 17

1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. In this regard, we note your disclosure on page 21 about "CBRG Sponsor" and its purchase of Class B shares and warrants from Chain Bridge Group and CB-Co Investment in December
       2023. Also revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S.
       government entity, such as the Committee on Foreign Investment in the United States
       (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to
 September 25, 2024
Page 2

       investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
2. We note that you are seeking to extend your termination date to May 15, 2025, which is a date that is 42 months from your initial public offering, and that if you do not consummate your Initial Business Combination by November 9, 2024, you will be in violation of Nasdaq listing standards and your Class A Shares and Units may be delisted, as described on page 28. Please revise your risk factors section to disclose that your proposal to extend your termination to May 15, 2025 does not comply with the 36-month requirement of Section IM 5101-2(b) of the Nasdaq listing rules, and that your shares may be subject to suspension and delisting from Nasdaq. Further, describe the impact on the company and investors if your securities are delisted, including on your ability to identify and combine with a target company, that you may become subject to the penny stock rules, and that your securities would no longer be covered securities within the meaning of Section 18 of the Securities Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kibum Park at 202-551-6836 or Pam Long at 202-551-3765 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Jennifer Wong, Esq.